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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015 10 6

(CUSIP Number)

Mary C. Adams, Secretary

Learning Tree International, Inc.

400 North Continental Boulevard, Suite 200

El Segundo, CA 90245

310-342-2229

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eric R. Garen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,586,381 8. Shared Voting Power 0 9. Sole Dispositive Power 1,586,381 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nancy Garen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,586,381 8. Shared Voting Power 0 9. Sole Dispositive Power 1,586,381 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Theodore E. Guth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,147,065 8. Shared Voting Power 0 9. Sole Dispositive Power 1,147,065 10. Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,147,065 (Mr. Guth is the sole trustee of three trusts that collectively own such shares and as to which he disclaims beneficial ownership.)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.95%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Garen Family Foundation, Tax ID # 95-4621093
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 61,454 8. Shared Voting Power 0 9. Sole Dispositive Power 61,454 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,454
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.37%
14.	Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

The class of securities to which this Schedule 13D/A relates is the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 400 North Continental Boulevard, Suite 200, El Segundo, CA 90245.

Item 2. Identity and Background

This filing amends a Schedule 13D/A filed by the Reporting Persons on April 17, 2006. This statement is being filed by the following persons (the “Reporting Persons”):

a.	Eric R. Garen is Vice Chairman of the Company, whose principal address is 400 North Continental Boulevard, Suite 200, El Segundo, California 90245. Nancy Garen is his wife. Eric and Nancy Garen are co-trustees of the Garen Family Trust (the “Garen Family Trust”), a California living trust.

b.	The Garen Family Foundation (the “Foundation”), is a Section 501(c)(3) exempt private foundation, of which Eric and Nancy Garen are co-trustees. The Garens disclaim beneficial ownership of all shares owned by the Foundation.

c.	Theodore E. Guth is an attorney in private practice with offices at 10866 Wilshire Boulevard, Suite 1250, Los Angeles, California 90024. Mr. Guth’s ownership of Common Stock derives solely from his role as trustee under three trusts established by Eric Garen and Nancy Garen for the benefit of their children: (1) the Garen Dynasty Trust, an irrevocable Delaware trust; (2) the Nicole Suzanne Garen Family Trust, an irrevocable California trust; and (3) the Steven Robert Garen Family Trust, an irrevocable California trust (collectively, the “Trusts”). Mr. Guth disclaims beneficial ownership of all shares owned by the Trusts.

d.	During the past five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

e.	Eric and Nancy Garen and Mr. Guth are citizens of the United States. The Foundation is a Section 501(c)(3) exempt privation foundation.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction

Effective as of October 25, 2006, each of the Garen Family Trust, the Foundation, and the Trusts have terminated their five-year plans dated May 10, 2004 and amended as of May 1, 2006, for limited sales of their shares of Common Stock (the “Plans”).

Item 5. Interest in Securities of the Issuer

(a) According to the Company’s Quarterly Report on Form 10-Q filed August 9, 2006, the Company had an aggregate of 16,495,808 shares of Common Stock outstanding as of July 28, 2006.

(b) The aggregate number of shares of Common Stock beneficially owned by Eric and Nancy Garen is 2,235,040 shares constituting 13.55% of the outstanding shares of Common Stock of the Company, of which (1) 876,268 shares are owned by the Garen Family Trust, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power; (2) 61,454 shares are owned by the Foundation, of which Eric and Nancy Garen are co-trustees and as to which each has sole voting and dispositive power and each disclaims beneficial ownership; (3) 414,520 shares owned by each of the Eric R. Garen 2005 Annuity Trust and the Nancy Garen 2005 Annuity Trust, and (4) 234,139 shares owned by each of the Eric R. Garen 2006 Annuity Trust and the Nancy Garen 2006 Annuity Trust. The shares listed for Eric and Nancy Garen do not include an aggregate of 1,147,065 shares of Common Stock owned by the Trusts for the benefit of the Garens’ children and as to which they lack voting and dispositive power and disclaim beneficial ownership.

(c) The shares of Common Stock listed for Mr. Guth include (1) 496,033 shares held by the Nicole Suzanne Garen Family Trust, of which Mr. Guth is the sole trustee and as to which he disclaims beneficial ownership; (2) 496,033 shares held by the Steven Robert Garen Family Trust, of which Mr. Guth is the sole trustee and as to which he disclaims beneficial ownership; and (3) 154,999 shares held by the Dynasty Trust, of which Mr. Guth is the sole individual trustee and sole trust protector and as to which he disclaims beneficial ownership.

(d) Beneficial ownership of the Reporting Persons is summarized below:

Capacity	Eric Garen	Nancy Garen	Theodore E. Guth
As trustee of the Garen Family Trust, a living trust	876,268	876,268	0
As trustee of the Eric R. Garen 2005 Annuity Trust	414,520	0	0
As trustee of the Eric R. Garen 2006 annuity Trust	234,139	0	0
As trustee of the Nancy Garen 2005 Annuity Trust	0	414,520	0
As trustee of the Nancy Garen 2006 Annuity Trust	0	234,139	0
As trustee of the Garen Family Foundation	61,454	61,454	0
As trustee of the Nicole Suzanne Garen Family Trust	0	0	496,033
As trustee of the Steven Robert Garen Family Trust	0	0	496,033
As trustee of the Garen Dynasty Trust	0	0	154,999
Total	1,586,381	1,586,381	1,147,065

(e) The voting and dispositive power of the Garens and Mr. Guth is summarized below:

	Eric Garen	Nancy Garen	Theodore E. Guth
Sole Voting and Dispositive Power	1,586,381	1,586,381	1,147,065
Shared Voting and Dispositive Power	0	0	0

(f) Pursuant to the Plans, from August 16, 2006 through August 25, 2006, an aggregate of 30,000 shares were sold by the following:

Selling Entity	Number of Shares Sold
The Garen Dynasty Trust	3,000
The Nicole Suzanne Garen Family Trust	10,500
The Steven Robert Garen Family Trust	10,500
The Garen Family Foundation	6,000
Total	30,000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from prior filings, except that the Plans are no longer in effect.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2006

/s/ Eric R. Garen
Signature

Eric R. Garen
Name/Title

/s/ Nancy Garen
Signature

Nancy Garen
Name/Title

/s/ Theodore E. Guth
Signature

Theodore E. Guth
Name/Title

The Garen Family Foundation

By:	/s/ Eric R. Garen
Signature

Eric R. Garen, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

http://www.sec.gov/smbus/forms/13d.htm

Last update: 12/05/